ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

December 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth

Re:	ALE Group Holding Limited Registration Statement on Form F-1, as amended (File No. 333-239225) Request for Acceleration of Effectiveness

Dear Ms. Wirth:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ALE Group Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement will become effective at 4:00 pm, Eastern Time, on December 28, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Joan Wu, Esq., at +1 (212) 530-2208, from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

Very truly yours, ALE Group Holding Limited

By:	/s/ Poon Tak Ching Anthony
Name:	Poon Tak Ching Anthony
Title:	Chief Executive Officer